FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

March, 2016

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(56) 22630 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Explanatory Note

The following Significant Event was filed by Endesa Américas S.A. with the Chilean Superintendence of Securities and Insurance (the "SVS").  Endesa Américas S.A. was formed on March 1, 2016 following the demerger of Empresa Nacional de Electricidad S.A.  However, the distribution of the shares of Endesa Américas S.A. is still pending and is subject to registration with the SVS and the U.S. Securities and Exchange Commission.

SIGNIFICANT EVENT

Endesa Américas S.A.

Securities Registration Record No [Pending]

Santiago, March 22, 2016

Ger. Gen. N°4/2016

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins N°1449

Santiago, Chile

Ref.:        Significant Event

Dear Sir:

In accordance with articles 9 and 10, paragraph 2, under Securities Market Law Nº18,045, and as established under General Norm Nº 30 of the Superintendence, duly authorized on behalf of Endesa Américas S.A. (the “Company” or “Endesa Américas”), I hereby inform you of the following significant event:

Pursuant to what was resolved during the December 18, 2015 Extraordinary Shareholders’ Meeting that approved the Endesa Chile Spin-Off, such Spin-Off has become legally effective on March 1, 2016, as of which date the new company Endesa Américas S.A. (hereinafter “Endesa Américas”) began to exist.

It should be noted that, as agreed by the above-referred Shareholders’ Meeting, Endesa Américas applied to be registered in the Securities Register of the Superintendence of Securities and Insurance and in the stock exchanges along with its corresponding shares, in which the shares of Endesa Chile are traded.  The distribution and physical delivery of the shares of stock issued by Endesa Américas shall take place on such date resolved by the Board of Directors of Endesa Américas, following the registration of Endesa Américas and its shares in the Securities Register of the Superintendence of Securities and Insurance and stock exchanges of Chile and following the compliance of all legal and regulatory requirements to that effect.

Sincerely yours,

Endesa Américas S.A.

Valter Moro

Chief Executive Officer

c.c.:          Fiscalía Nacional Económica (National Economic Affairs Investigation Bureau)

                Bolsa de Comercio de Santiago (Santiago Stock Exchange)

                Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

                Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

                Banco Santander Santiago – Representante de Tenedores de Bonos (Bondholders Representative)

Comisión Clasificadora de Riesgo (Risk Classification Commission)

                Depósito Central de Valores (Central Securities Depositary)

                Banco Central de Chile (Central Bank of Chile)

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ Valter Moro
Valter Moro Chief Executive Officer

Dated: March 23, 2016